Exhibit 99.(a)(5)(c)

Transcript of Supernus Inc. Investor Presentation on June 16, 2025.

Operator: Good morning, everyone and welcome to Supernus Business Update Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Instructions will follow at that time. As a reminder, this conference call is being recorded.

I would now like to turn the conference over to Peter Vozzo, Investor Relations Representative for Supernus Pharmaceuticals. You may begin.

Peter J. Vozzo:

Thank you, Vivian. Good morning, everyone, and thank you for joining us today as we discuss the acquisition of Sage Therapeutics, which was announced earlier this morning. On the call with me today are Jack Khattar Supernus' Chief Executive Officer; Tim Dec, Senior Vice President and Chief Financial Officer; Jonathan Rubin Senior Vice President, Research & Development; and Chief Medical Officer, Bryan Roecklein, Senior Vice President, Corporate Development. Today's call is being made available via the Investor Relations section of the company's website at ir@supernus.com.

During the course of this call, management may make certain forward-looking statements regarding future events, and the company's future performance. These forward-looking statements reflect Supernus' current perspective on existing trends and information. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those noted in the Risk Factors section of the company's latest SEC filings. Actual results may differ materially from those projected in these forward-looking statements.

For the benefit of those of you who may be listening to the replay, this call is being held and recorded on June 16, 2025. Since then, the company may have made additional announcements related to the topics discussed.

Please reference the company's most recent press releases and current filings with the SEC. Supernus declines any obligation to update these forward-looking statements, except as required by applicable securities laws.

I'll now turn the call over to Jack.

Jack A. Khattar:

Thanks, Peter. Good morning, everyone, and thanks for joining us on the call to discuss the exciting transaction we announced earlier today. Throughout the presentation, we will be referring to slides that have been provided through the webcast for this call.

Starting on slide 4 of the presentation, I would like to provide an overview of the transaction with the timing for closing and integration. Regarding the purchase price, the offer price is $8.50 per share in cash at closing, plus

$3.50 per share payable according to specific milestones and contingent value right; $1 per share if ZURZUVAE US net sales as reported by Supernus, which is 50% of the net revenue reported by Sage's partner, Biogen, reach $250 million or more by year-end 2027; another $1 per share if ZURZUVAE's US net sales reach $300 million or more by year-end 2028; another $1 per share if ZURZUVAE's US net sales reach $375 million or more by year-end 2030; and additional $0.50 per share at commercialization in Japan by Sage's partner, Shionogi, by June 30, 2026. The equity value of the offer is $561 million at closing, and the total potential value of the offer is up to approximately $795 million or $12 per share.

Other considerations regarding the transaction. The transaction clearly provides immediate diversification of revenue and acceleration of the topline growth for Supernus. It is also expected to be significantly accretive to adjusted operating income on the non-GAAP basis, operating income and EPS in 2026. This transaction represents a strong fit with the existing Supernus infrastructure and is expected to yield up to $200 million in potential synergies on an annualized basis. And the financing of the transaction will be through cash on the balance sheet.

As far as the timing of the transaction, it is expected to close in the third quarter of 2025, and we will be working very closely with our colleagues at Sage on the transition and integration planning to ensure continued success. The Sage commercial infrastructure plays a key role in sustaining the launch momentum of ZURZUVAE and expanding the reach to additional prescribers.

On next slide 5, looking at the strategic rationale and what this transaction provides Supernus. First, it strengthens our leading psychiatry portfolio. Currently, Supernus strong presence in psychiatry with Qelbree in ADHD and also is developing SPN-820 in the depression space. This transaction adds an innovative commercial product to our psychiatry portfolio with the ZURZUVAE in postpartum depression. ZURZUVAE will be a new growth catalyst in our portfolio given the strong launch and continued momentum that it has experienced so far. And it will expand also our reach into new channels through the OBGYN physician target audience that could represent in the future, future growth opportunities from a business development perspective.

Third, the transaction diversifies and increases our revenue base and cash flow, and it will provide us with a new long-term growth driver. As I mentioned earlier, we expect the transaction to be significantly accretive to 2026 adjusted operating income, operating income, and earnings per share. The transaction also provides synergies because of the overlap with existing infrastructure. Meaningful synergies are expected to be of up to $200 million on an annualized basis, and Supernus is very well-positioned to execute alongside Sage's partner, Biogen. And finally, the transaction also strengthens our internal R&D discovery capabilities by augmenting our discovery platforms and expertise.

With that, I will now turn over the call to Bryan to walk you through ZURZUVAE and the commercial opportunity in postpartum depression.

Bryan A. Roecklein:

Thank you, Jack. Next slide 6, I'm going to give a brief topline on the product ZURZUVAE, postpartum depression, a little epidemiology information, and then, discuss the brand performance to-date. On slide 6, it's indicated here that ZURZUVAE is the first and only oral treatment specifically indicated for the treatment of adults with PPD that would essentially be women. There's two clinical studies that showed a rapid and sustained improvement in depressive symptoms versus placebo over a 14-day course of treatment was seen as early as day 3 and maintained at day 45. In those two studies, SKYLARK and ROBIN studies, a statistically significant improvement in depressive symptoms versus placebo was seen at day 15 following a 14-day treatment course.

ZURZUVAE was also studied as adjunctive therapy as well as monotherapy in these clinical studies, allowing flexible dosing or therapeutic intervention by both providers and for patients. It's a novel mechanism in class. ZURZUVAE is a neuroactive steroid GABAA receptor positive modulator with the mechanism of action thought to be related to its positive allosteric modulation of GABAA receptors. And this fits very nicely with our corporate development growth strategy of developing and acquiring innovative differentiated assets. Please note the safety information below, where ZURZUVAE may decrease awareness and alertness, which can affect a person's ability to drive safely. The most common adverse reactions and incidents greater than or equal to 5% and greater than placebo are somnolence, dizziness, diarrhea, fatigue, nasopharyngitis, and urinary tract infection. And please see prescribing information for boxed warnings and any additional safety information.

On slide 7, talk a little bit about the epidemiology. Postpartum depression or PPD poses a substantial burden to patients and their families. It is estimated that about one in eight women with a recent live birth experiences symptoms of PPD or approximately 500,000 women per year. On right top of the slide, you see that of those 500,000, only 40% are diagnosed. And of those 40% that are diagnosed, only 60% are treated. Both Sage and Biogen have spent a lot of time and effort increasing the awareness and the diagnosis rates as well as the treatment rates, and we'll continue to work with Biogen to increase all three aspects of this particular therapeutic area.

PPD symptoms are one of the most common complications of pregnancy and childbirth. Perinatal depression is inconsistently diagnosed, as mentioned before and may be an undertreated condition. Mothers with perinatal depression often face significant challenges with functioning and infant-bonding. There's a significant economic burden associated with perinatal depression, and it's vast – vastly impacts patients, their families, employers, and healthcare payers.

On next slide, slide 8, talk a little bit about the successful launch of ZURZUVAE. One of our key goals is to capitalize on the foundation for the fantastic launch that was initiated by Sage and Biogen. The top left-hand side of the slide you see here histograms representing 50% of collaboration revenue reported by Biogen. If you look at Q1 2024 compared to Q1 2025, you see 123% year-over-year growth. From Q4 2024 to Q1 2025, you see a 21% quarter-over-quarter growth. So, fantastic initial launch and continued growth.

At bottom left, we very clearly have mentioned a couple of times that we have a collaboration in the US with Biogen. Supernus will receive 50% of the US net revenues reported by Biogen, and Supernus and Biogen will share certain US operating expenses. In addition to the US partnership, there's ex-US collaborations as well, both with Biogen and Shionogi. Shionogi has submitted an NDA in Japan for major depressive disorder back in

September 2024. Biogen has also submitted several filings in the EU, UK, and Canada. Supernus is eligible to receive milestones and royalties on partner ex-US net sales.

On the right-hand side here, we talk about the successful launch foundation, is the first and only branded oral treatment for PPD, becoming established as the first choice treatment post-delivery. There's strong awareness of ZURZUVAE among OBGYNs and psychiatrists, approximately 90% brand awareness. PPD diagnosis and treatment rates are growing, and recently expanded sales force and promotional efforts have increased utilization and revenue in 2025. There's also increase in number of prescribers, with a 20% increase in writers in Q1 of 2025.

Approximately 95% of lives are covered with a favorable acceptable path to coverage across commercial/Medicaid, with a vast majority covered in PPD with no step edits or complex prior authorizations. Patient testimonials have been positive and consistent with ZURZUVAE clinical profile in postpartum depression. And what's very nice to see is that the media attention and public interest has increased awareness and reduced the stigma of PPD, hopefully driving more patients to seek help and get the appropriate therapy.

Last slide from me, Supernus is optimally or slide 9 here, Supernus is optimally positioned to execute commercially, while potentially expanding the opportunity in collaboration with Biogen. We have a track-record of successful commercial execution and product integration. We'll continue to establish ZURZUVAE as the first choice for women with PPD; also continue to expand postpartum depression awareness, diagnosis, and treatment. We plan to work with Biogen to enhance commercial reach across all channels, encourage a normalized PPD patient dialogue, and continue to deliver positive patient experiences.

In the right-hand side, you see a Venn diagram that captures initial promotional efforts and focus predominantly in OBGYNs, where roughly 70% of the prescriptions are currently coming from. But there's an opportunity to build awareness, diagnosis, and treatment both in psychiatry and primary care as well.

That's the end of my section. I'll turn it over to Jack.

Jack A. Khattar:

Thanks, Bryan. In moving on to slide 10, you will see how this transaction significantly helps us in building for the long-term with what will become four different growth drivers in our portfolio. On the left side of the slide, you'll see on the Parkinson's area, we will have two products, growth drivers, GOCOVRI and ONAPGO. ONAPGO is the new infusion device for apomorphine that we just launched in April of this year.

On the right side of the slide, you'll see in the psychiatry/OBGYN space, ZURZUVAE and Qelbree. And you'll see a note the growth between the different products across the different quarters that we're showing on the slide.

ZURZUVAE is a very exciting asset that we will be adding to our portfolio. It will represent a new growth opportunity for us into the future and of course, diversify our revenue growth and cash flows.

Moving on to the next slide, slide 11 shows you the overall picture of the transaction. First, with the commercial portfolio now will be consisting of nine marketed products, including ZURZUVAE. And also, at the bottom of the slide, it will show you the combined expanded pipeline, providing Supernus also with opportunities for future growth through the potential partners in the collaboration here, Biogen, as Bryan mentioned, through their marketing efforts in Europe, potentially Canada and other markets and Shionogi potentially in Japan. We will also be evaluating the preclinical pipeline that Sage has, as we proceed to determine from portfolio optimization perspective, the different areas that could present themselves as potential investments and further R&D projects.

In summary, this transaction positions us for significant long-term growth. It really adds another major growth drivers. So, we now will have four growth drivers that drive our future performance and allow us to continue to build a leading position in CNS. We are very excited also, as I mentioned, about the pipeline, the innovation in the pipeline, and what this transaction adds to our expertise on the discovery side to further give us the opportunity to have sustained innovation and growth into the future.

With that, I will now turn it over for question and answer.

Operator:

Now, first question coming from the line of Andrew Tsai with Jefferies. Your line is now open.

Andrew Tsai:

Hey, congrats on the deal. Thanks for taking my question. First question is, how exactly are you guys deriving

$200 million of cost synergies – up to $200 million from Sage? Can you describe a little bit more in detail the precise overlap you have already for you to be spending based on our calculation 35% to 40% of what Sage was currently spending? And is it safe to assume much of their later-stage R&D programs will be paused under your supervision? Thank you.

Jack A. Khattar:

Yeah. Thanks, Andrew. The synergies are going to be coming across several areas as we look at the SG&A, R&D, of course, as well. So, a lot of the synergies will be coming from both areas. One important thing to note here, the commercial infrastructure of Sage and all the efforts behind ZURZUVAE are extremely important, obviously and will be continued investment in the future moving forward. So, most of the synergies will be on the G&A side and the R&D side.

Andrew Tsai:

Got it. And then, what can you guys do to drive stronger sales and more awareness in the Qelbree market that Sage may be? What areas do you think you can improve on? Thank you.

Jack A. Khattar:

This is not an issue of improving or anything like that. We believe that Sage and their partner, Biogen, has done a phenomenal job launching this product and the momentum behind the product is fairly evident from the first quarter results that were reported by Biogen and Sage. This is an effort that we will be talking, discussing with Biogen, of course, after closing with our partner and working with them closely as Sage has done over the past couple of years or so. And the product certainly is in its infancy as far as launch. It's only been launched about a year, year and a half.

So, clearly, the growth potential of this product is huge, given what Bryan just mentioned earlier, 500,000 women every year experience symptoms in PPD. There is nothing really that has been studied well and approved for the treatment of PPD. So, at the end of the day, the way we look at is ZURZUVAE actually could become the standard of care, has the potential to become the standard of care in PPD. This was a huge opportunity. And as I mentioned earlier, we are building and will continue to build greatly on the great success and impeccable launch that Sage and Biogen has done so far. And we'll be working closely with our future partner, Biogen, on that.

Andrew Tsai:

Great. Thank you. Congrats.

Operator:

Thank you. And our next question coming from the line of Stacy Ku with TD Cowen. You line is now open.

Stacy Ku:

Hey, good morning, and thanks so much for taking our questions. Congrats on the announcement. So, first, starting big picture, our best understanding is the vast majority of prescribers are OBGYN. So, maybe talk about initial commercialization plans and where you expect a real usage. Is psychiatry a new clinician target or is it one that you expect to grow? So, that's the first question.

And then, second is a follow-up on the cost synergies. Can you also maybe talk to the timing? It seems like it should happen quickly given your commentary on 2026. So, just help us understand what kind of OpEx increase we should be expecting in the short term. So, look at, say, this current spend and how quickly the synergies could occur.

Third question is just maybe talk about the Biogen relationship. Thanks so much.

Jack A. Khattar:

Yeah. Regarding the first question on the split between OBGYNs and psychiatrists and other physicians, about 80% of the prescriptions are coming from OBGYNs, so, certainly heavily weighted, which we would expect that because OBGYNs are at the front and center of this disease. They're the ones who really see these patients clearly as you would expect that. And this, as I mentioned earlier in my prepared remarks, will give us a great opportunity here to further expand our presence in OBGYNs with further potential BD transactions and augment our presence in the OBGYN space.

As far as growth, clearly, the growth is coming from both sides. But, again, the majority at this point early in the launch is through the OBGYN space. Now, clearly, we have significant presence in psychiatry and certainly that is an area, which we will be looking at very, very closely as far as potential synergies here with our existing commercial footprint. But anything regarding the commercialization of ZURZUVAE, we will be working very closely with our partner, Biogen, in making any specific decisions on the future of the product.

As far as the cost synergies, again, I can't be very specific at this point. But as I mentioned earlier, we expect the synergies to be primarily coming from the G&A area and the R&D – rationalization of the R&D efforts.

Stacy Ku:

All right. Maybe talk about your relationship with Biogen, whether you expect any changes, the current kind of collaboration?

Jack A. Khattar:

Yeah. I mean, like every other partner we have, we expect to have a great collaboration and working very closely with them in building what we believe here is a significant product – as I mentioned earlier, significant product that could become the standard of care in PPD.

Stacy Ku:

Okay. Thanks so much.

Operator:

Thank you. And our next question coming from the line of Annabel Samimy with Stifel. Your line is now open.

Annabel Samimy:

Hi, thanks for taking my question, and congratulations on this development. Just following on Stacy's questions about how you plan on leveraging your relationship – your psychiatry infrastructure. Given that the majority of prescriptions are sitting at the OBGYN office, do you have any plans to establish any kind of referral networks into your psychiatry relationships? It seems like that's where the big expansion opportunity could be. And just following on that, are there any kind of limitations that you have in terms of increasing your investment to be able to bring these patients or sort of leverage your creator referral network be able to leverage that psychiatry infrastructure?

Jack A. Khattar:

A natural question, of course. I mean, again, given our presence in psychiatry, that would be an area which you would expect us to look very closely at as far as potentially further leveraging our infrastructure and provide additional opportunity to grow the brand. Obviously, as I mentioned earlier, the initial launch momentum and everything so far has been through OBGNYs as evidenced by the fact that 80% of the prescriptions are coming by OBGYNs, but that doesn't mean in the future it doesn't – the potential there to expand further in psychiatry space as we continue, and we'll expect to continue to improve awareness, education, and so forth among prescribers, among the physician audience, whether they were in the OBGYN space or in the psychiatry space. As the product gains more and more awareness and use in the marketplace, we expect the footprint of prescribers to continue to grow in both market segments, the OBGYN space as well as psychiatry.

So, certainly, we have great expectations here. We strongly believe in potential of this product, and we have no limitations that I can think of right now. Certainly, we will be working very, very closely with our partner after the closing – our partner, Biogen, in discussing the plans for the future as we continue to launch the product, the product is still in it's very, very early launch mode at this point. And again, this is a huge, huge opportunity driven by OBGYNs and yes, potentially even further deeper into the psychiatry space.

Annabel Samimy:

Okay. And if I could just follow on that, this obviously takes you into a whole new area, as you mentioned, into the OBGYN's office. I mean, you are a CNS focused company. So, when you talk about using the OBGYN office as a potential new area of investment, are we talking about moving away from CNS into more women's health type of opportunities or am I reading that incorrectly?

Jack A. Khattar:

As you probably recall and on previous calls when we've always asked about business development, I've mentioned this several times that we are CNS focused. We continue to look for corporate development opportunities, external growth opportunities in CNS, whether it's psychiatry or neurology, as well as I've expressed several things that we're also very open to get into new areas that – where we can be very effective and build a very good presence. And interestingly, this is a product that actually crosses over between psychiatry and OBGYN. So, you couldn't ask for a better addition to our portfolio should we decide to go outside CNS.

So, we are going into outside CNS, but with a CNS product. So, this is an incredible opportunity for us here to continue to be focused on CNS as well as open up a whole new platform for ourselves through OBGYN. And certainly, with this transaction, we are very committed and will be committed to continue to invest in the OBGYN space and potentially look for other product opportunities that we can augment our presence with. So, this is not a signal we're walking away from anything specific, but rather a signal that we will continue to invest in both CNS and OBGYN.

Annabel Samimy:

Okay. Thank you.

Operator:

Thank you. Our next question coming from the line of Kristen Kluska with Cantor Fitzgerald. Your line is now open.

Rick Miller:

Hi. This is Rick Miller on for Kristen. Thanks for taking our questions, and congrats on deal. So, to just start out at a high level, what was it about the postpartum depression market and the asset itself that convinced you that now is the right time to invest in PPD?

Jack A. Khattar:

Yeah. As we mentioned earlier, there hasn't been anything over the years, which is mindboggling that has been developed for women who suffer from PPD. This is an area where there is really no true medications that have been studied well or approved by the FDA for use. So, women need something that is clearly well-designed, developed, and studied and approved for that specific indication. So, that on its own clearly represents something that is very novel in the marketplace. Again, that could become the standard of care in this space. Currently or before ZURZUVAE, I should say, people were using antidepressants, SSRIs, a lot of products that may or may not be actually added with or even suitable for postpartum depression. So, that clearly differentiates ZURZUVAE in the marketplace.

And also, as evident by the results so far, as I mentioned earlier, the excellent launch by Sage and Biogen and the response that the companies have been receiving from early adopters, women who have used the product, everything has been very consistent with the clinical profile of the product. A lot of the writers, most of the writers are repeat writers. That also tells you something clearly. And actually about 70%, if I'm not mistaken, of the prescriptions are for women. It's their first treatment for postpartum depression. It's not even a second-line treatment. It's a first-line treatment. Again, that's why I keep saying this could potentially become standard of care for PPD. So, all these collectively has convinced us that this is a product with significant growth potential and really can be a dynamite addition for our portfolio for the future growth of the company.

Rick Miller:

Thank you. And one more question from us. You mentioned that most patients aren't requiring complex prior auth. So, can you help us understand what the process currently looks like and how rapidly patients are moving from this symptom state to diagnosis to eventually getting on ZURZUVAE?

Jack A. Khattar:

Yeah. As Bryan mentioned earlier, about 90%, 95% coverage in the commercial/Medicaid space, which is mainly how the payer split is, which is truly incredible for the product in the space, especially in the overall depression space. But that again speaks to the uniqueness of the product, the differentiation of the product itself versus generic medications that people have been using historically. And actually, on an average, it's about three days, maybe one week that it takes from the time a prescription is issued until a product is shipped to the patient.

Again, that is actually very, very good turnaround from the time a prescription is issued to the time a product is shipped. So, that speaks to the process, of course, of processing whether that is a PA or specifically there are no step edits and a lot of the cases, the patient is really getting the product fairly quickly. So, overall, very, very good situation and seems to be actually helping with patients getting the product as soon as possible. That's a very good turnaround from the time the prescription is issued until the time a patient is getting the shipment. That is really pretty good time.

Rick Miller:

Okay. Thank you.

Operator:

Thank you. And I see there are no further questions in the Q&A queue at this time. I would now like to turn the conference call back over to Mr. Jack Khattar for any closing remarks.

Jack A. Khattar:

Thank you. In summary, today's announcement represents a major step for Supernus in accelerating its mid- to long-term growth in revenues and cash flow and in further diversifying our revenue base with a very unique and highly differentiated product as ZURZUVAE. The transaction strengthens our product potential with a fourth growth driver and has the potential of becoming the standard of care with ZURZUVAE addition to our portfolio. Thanks for joining us on the call. We look forward to updating you on our next call.

Operator: This concludes today's conference call. Thank you for participation, and you may now disconnect.

Important Information

The tender offer for the outstanding common stock of Sage Therapeutics, Inc. (“Sage”) has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Sage securities. At the time the tender offer is commenced, Supernus Pharmaceuticals, Inc. (“Supernus”) and Saphire, Inc., a direct wholly owned subsidiary of Supernus (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, Sage will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus and Purchaser to purchase shares of Sage common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Sage investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Sage investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Sage with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Sage free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Supernus under the “Investor Relations” section of Supernus’s website at https://www.supernus.com.

SAGE’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY ADAMAS OR SUPERNUS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, SAGE AND SUPERNUS.

Forward-Looking Statements

This communication includes forward-looking statements. These statements do not convey historical information but relate to predicted or potential future events that are based upon management's current expectations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. In addition to the factors mentioned in this communication, such risks and uncertainties include, but are not limited to, the risk that the proposed acquisition of Sage by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Sage will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Sage common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’ or the Sage’s business may experience significant disruptions due to transaction related uncertainty; the effects of disruption from the transactions of Sage’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; Supernus’ ability to sustain and increase its profitability; Supernus’ ability to raise sufficient capital to fully implement its corporate strategy; the implementation of Supernus’ corporate strategy; Supernus’ future financial performance and projected expenditures; Supernus’ ability to increase the number of prescriptions written for each of its products and products acquired through the acquisition of Sage; Supernus’ ability to increase its net revenue from its products and products acquired through the acquisition of Sage; Supernus’ ability to commercialize its products including Qelbree; Supernus’ ability to enter into future collaborations with pharmaceutical companies and academic institutions or to obtain funding from government agencies; Supernus’ product research and development activities, including the timing and progress of Supernus’ clinical trials, and projected expenditures; Supernus’ ability to receive, and the timing of any receipt of, regulatory approvals to develop and commercialize Supernus’ product candidates; Supernus’ ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; Supernus’ expectations regarding federal, state and foreign regulatory requirements; the therapeutic benefits, effectiveness and safety of Supernus’ product candidates; the accuracy of Supernus’ estimates of the size and characteristics of the markets that may be addressed by its product candidates; Supernus’ ability to increase its manufacturing capabilities for its products and product candidates; Supernus’ projected markets and growth in markets; Supernus’ product formulations and patient needs and potential funding sources; Supernus’ staffing needs; and other risk factors set forth from time to time in Supernus’ filings with the Securities and Exchange Commission made pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. Supernus undertakes no obligation to update the information in this communication to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events.